[¶60,595] Form SE, transmittal form for electronic format documents under the EDGAR system.—

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS



03010820

AEP Industries Inc.
Exact name of registrant
as specified in charter

DEF14A For 4-8-03
Proxy Statement, February 28, 2003
Electronic report, schedule or
registration statement of which
the documents are a part (give
period of report)



785787
Registrant CIK Number

0-14450
SEC file number, if available

Name of Person Filing the Document
(If Other than Registrant)

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Hackensack, State of New Jersey, February 26, 2003.

AEP Industries Inc.
Registrant

By: _____

Lawrence R. Noll
Vice President and Controller



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG AEP INDUSTRIES INC., THE S & P 500 INDEX
AND A PEER GROUP



* $100 invested on 10/31/97 in stock or index-including reinvestment of dividends. Fiscal year ending October 31.